United States securities and exchange commission logo





                              December 5, 2022

       Kevin Britt
       Chief Executive Officer
       Elate Group, Inc.
       305 Broadway, Floor 7
       New York, NY 10007

                                                        Re: Elate Group, Inc.
                                                            Amendment No. 11 to
Registration Statement on Form S-1
                                                            Filed November 28,
2022
                                                            File No. 333-264073

       Dear Kevin Britt:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 7, 2022 letter.

       Amendment No 11 to Registration Statement on Form S-1

       Capitalization, page 42

   1. We note the revisions you have made to the capitalization table in response to prior comment 4; however, it
appears you have not adjusted Additional paid in capital for the total estimated
offering expenses to be incurred but rather only for the amount that was deferred as of
September 30, 2022. In addition, you should reduce the Cash and cash equivalents account
balance for the estimated offering expenses which were unpaid and not yet reflected in
the Deferred offering costs account balance as of September 30, 2022.
                                                        Please further revise
the "as adjusted" column of your capitalization table to address these items.
 Kevin Britt
Elate Group, Inc.
December 5, 2022
Page 2

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Britt
                                                          Division of
Corporation Finance
Comapany NameElate Group, Inc.
                                                          Office of Energy &
Transportation
December 5, 2022 Page 2
cc:       Peter Hogan, Esq.
FirstName LastName